Catalyst Funds

Amendment Number 1 to the Investment Company Services Agreement

On behalf of its series,

AmericaFirst Defensive Growth Fund

This Amendment Number 1, dated February 16, 2011 to Investment Company Services Agreement ("Agreement") dated December 1, 2010 between the Catalyst Funds, an Ohio Business Trust and Matrix 360 Administration LLC (“Matrix”), a Limited Liability Company duly organized under the laws of the State of Delaware, is adopted to provide the following:

Schedule B of the Agreement is hereby amended to provide for the addition of the AmericaFirst Defensive Growth Fund; and

All portions of the Agreement not specifically amended herein shall remain in full force and effect.

/s/ Jerry Szilagyi

Jerry Szilagyi, Trustee

Catalyst Funds

/s/ Christopher Anci

Christopher F. Anci, President

Matrix Capital Group, Inc.

#